SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

STEVEN MCLAREN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

NICOLAS MOREAU Director Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A 0G5	NICOLAS MARION Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, NY 10005

* The Registrant is filing this amendment to its annual report on a voluntary basis.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

Recent Medium-Term Note Program issuances.

That portion of notes sold the United States in connection with Canada’s medium-term note program (the “Canada Notes program”) described in Canada’s Pricing Supplement Number 3, dated January 5, 2017, to its Prospectus Supplement dated March 30, 2016 (the “Prospectus Supplement”) to its Prospectus dated February 26, 2015 (the “Prospectus”) in circumstances where registration of such notes is required has been registered under the Registration Statement No. 333-200852. Such portion is not expected to exceed an aggregate principal amount of U.S.$ 37,500,000. Following the completion of any offerings of securities offered by such Pricing Supplements, the Prospectus Supplement and the Prospectus, U.S.$ 4,000,000,000 aggregate principal amount of securities will remain available for offer and sale under Registration Statement No. 333-200852.

It is estimated that the expenses of Canada in connection with such notes will be as follows:

Filing Fee(1)	U.S.$	4,297.50
Miscellaneous Expenses	U.S.$	1,750.00
	U.S.$	6,047.50

[1]	Calculated based on filing fee of U.S.$ 114.60 per U.S.$ 1,000,000 for debt securities registered in 2012.

Public Official Documents.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2016 is being filed to include Exhibits C-7 and C-8. Exhibits C-7 and C-8 are publications of Canada and are included herein on the authority of such publications as public official documents. The information contained in any website referenced in Exhibits C-7 and C-8 are not incorporated by reference into Exhibits C-7 and C-8, or this annual report as amended.

This amendment to Canada’s annual report comprises:

(a)	The cover page and pages numbered 2 to 4 consecutively.

(b)	The following exhibits:

Exhibit C-7:	Copy of BUILDING A STRONG MIDDLE CLASS (released March 22, 2017).

Exhibit C-8:	Copy of Tax Measures: Supplementary Information (released March 22, 2017).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 24th day of March, 2017.

CANADA

By:	/s/ Mervin Merkowsky
Mervin Merkowsky
Chief
Reserves Management Section
Funds Management Division
Department of Finance
Government of Canada

EXHIBIT INDEX

Exhibit No.

Exhibit C-7:	Copy of BUILDING A STRONG MIDDLE CLASS (released March 22, 2017).

Exhibit C-8:	Copy of Tax Measures: Supplementary Information (released March 22, 2017).